EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our Report of Independent Registered Public Accounting Firm dated March 12, 2015 relating to the consolidated financial statements of Fortuna Silver Mines Inc. appearing in this Annual Report on Form 40-F of Fortuna Silver Mines Inc. for the year ended December 31, 2014.

/s/ Deloitte LLP

Chartered Accountants

Vancouver, Canada

March 27, 2015